# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: dLocal Ltd, CIK 0001846832
CUSIP: G29018101
Title of class of securities: Class A common shares, nominal value $0.002 per share
Address of issuer's principal executive offices: DR. LUIS BONAVITA, 1294, MONTEVIDEO, Uruguay (X3), 11300
Date of event which requires filing of this statement: 08/17/2026
Filed by CIK 0001017645
Persons authorized to receive notices and communications: Michael Gosk, c/o General Atlantic Service Company, LP, 55 East 52nd Street, 33rd Floor, New York, New York (NY), 10055, 212-715-4000

## Reporting persons
- GENERAL ATLANTIC, L.P. (CIK 0001017645): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 36,814,136; sole dispositive power 0; shared dispositive power 36,814,136; aggregate amount beneficially owned 36,814,136 (21.4% of the class)
- General Atlantic DO B.V.: type of reporting person: other (OO); citizenship or place of organization: Netherlands (P7); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 30,218,380; sole dispositive power 0; shared dispositive power 30,218,380; aggregate amount beneficially owned 30,218,380 (16.6% of the class)
- General Atlantic (DO) SPV GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- General Atlantic (DO) SPV, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- General Atlantic Cooperatief U.A.: type of reporting person: other (OO); citizenship or place of organization: Netherlands (P7); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 30,218,380; sole dispositive power 0; shared dispositive power 30,218,380; aggregate amount beneficially owned 30,218,380 (17.6% of the class)
- General Atlantic Partners (Bermuda) IV, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Bermuda (D0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 30,218,380; sole dispositive power 0; shared dispositive power 30,218,380; aggregate amount beneficially owned 30,218,380 (0% of the class)
- General Atlantic Partners (Bermuda) EU, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Bermuda (D0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 36,814,136; sole dispositive power 0; shared dispositive power 36,814,136; aggregate amount beneficially owned 36,814,136 (21.4% of the class)
- General Atlantic Partners (Lux) SCSp: type of reporting person: partnership (PN); citizenship or place of organization: Luxembourg (N4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 36,814,136; sole dispositive power 0; shared dispositive power 36,814,136; aggregate amount beneficially owned 36,814,136 (21.4% of the class)
- General Atlantic Cooperatief, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Bermuda (D0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 30,218,380; sole dispositive power 0; shared dispositive power 30,218,380; aggregate amount beneficially owned 30,218,380 (17.6% of the class)
- GAP (Bermuda) L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Bermuda (D0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 36,814,136; sole dispositive power 0; shared dispositive power 36,814,136; aggregate amount beneficially owned 36,814,136 (21.4% of the class)
- GAP Coinvestments III, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 36,814,136; sole dispositive power 0; shared dispositive power 36,814,136; aggregate amount beneficially owned 36,814,136 (21.4% of the class)
- GAP Coinvestments IV, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 36,814,136; sole dispositive power 0; shared dispositive power 36,814,136; aggregate amount beneficially owned 36,814,136 (21.4% of the class)
- GAP Coinvestments V, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 36,814,136; sole dispositive power 0; shared dispositive power 36,814,136; aggregate amount beneficially owned 36,814,136 (21.4% of the class)
- GAP Coinvestments CDA, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 36,814,136; sole dispositive power 0; shared dispositive power 36,814,136; aggregate amount beneficially owned 36,814,136 (21.4% of the class)
- General Atlantic GenPar (Lux) SCSp: type of reporting person: partnership (PN); citizenship or place of organization: Luxembourg (N4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 36,814,136; sole dispositive power 0; shared dispositive power 36,814,136; aggregate amount beneficially owned 36,814,136 (21.4% of the class)
- General Atlantic (Lux) S.a r.l.: type of reporting person: corporation (CO); citizenship or place of organization: Luxembourg (N4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 36,814,136; sole dispositive power 0; shared dispositive power 36,814,136; aggregate amount beneficially owned 36,814,136 (21.4% of the class)
- General Atlantic GenPar (Bermuda), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Bermuda (D0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 36,814,136; sole dispositive power 0; shared dispositive power 36,814,136; aggregate amount beneficially owned 36,814,136 (21.4% of the class)
- General Atlantic Partners 100, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 6,595,756; sole dispositive power 0; shared dispositive power 6,595,756; aggregate amount beneficially owned 6,595,756 (3.8% of the class)
- General Atlantic (SPV) GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 6,595,756; sole dispositive power 0; shared dispositive power 6,595,756; aggregate amount beneficially owned 6,595,756 (3.8% of the class)
- General Atlantic GenPar, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 6,595,756; sole dispositive power 0; shared dispositive power 6,595,756; aggregate amount beneficially owned 6,595,756 (3.8% of the class)
- General Atlantic (DLO), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 6,595,756; sole dispositive power 0; shared dispositive power 6,595,756; aggregate amount beneficially owned 6,595,756 (3.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A common shares, nominal value $0.002 per share
Name of issuer: dLocal Ltd
Address of issuer's principal executive offices: DR. LUIS BONAVITA, 1294, MONTEVIDEO, Uruguay (X3), 11300
Comment: This Amendment No. 3 to Schedule 13D (the "Statement") is being filed to amend the Statement as originally filed with the Securities and Exchange Commission on March 23, 2023, as amended by Amendment No. 1 dated April 25, 2023 and Amendment No. 2 dated September 9, 2025, with respect to the Class A common shares, nominal value $0.002 (the "Class A common shares") of DLocal Limited, a company incorporated in the Cayman Islands (the "Company"), whose principal executive offices are located at Dr. Luis Bonavita, 1294, 11300, Montevideo, Uruguay. Except as otherwise provided herein, each Item of the Statement remains unchanged.

## Item 2. Identity and Background
Name of person filing:
This Statement is being filed by a "group," as defined in Rule 13d-5 of the General Rules and Regulations promulgated under the Exchange Act. The members of the group are:

(i) General Atlantic, L.P., a Delaware limited partnership ("GA LP");
(ii) General Atlantic DO B.V., a Netherlands private limited company ("GA DO");
(iii) General Atlantic (DO) SPV GP, LLC, a Cayman Islands limited liability company ("GA DO SPV GP");
(iv) General Atlantic (DO) SPV, L.P., a Cayman Islands exempted limited partnership ("GA DO SPV");
(v) General Atlantic Cooperatief U.A., a Netherlands cooperative ("GA Coop UA");
(vi) General Atlantic Partners (Bermuda) IV, L.P., a Bermuda exempted limited partnership ("GAP Bermuda IV");
(vii) General Atlantic Partners (Bermuda) EU, L.P., a Bermuda exempted limited partnership ("GAP Bermuda EU");
(viii) General Atlantic Partners (Lux) SCSp, a Luxembourg special limited partnership ("GAP Lux");
(ix) General Atlantic Cooperatief, L.P., a Bermuda exempted limited partnership ("GA Coop LP");
(x) GAP (Bermuda) L.P., a Bermuda exempted limited partnership ("GAP (Bermuda) LP");
(xi) GAP Coinvestments III, LLC, a Delaware limited liability company ("GAPCO III");
(xii) GAP Coinvestments IV, LLC, a Delaware limited liability company ("GAPCO IV");
(xiii) GAP Coinvestments V, LLC, a Delaware limited liability company ("GAPCO V");
(xiv) GAP Coinvestments CDA, L.P., a Delaware limited partnership ("GAPCO CDA");
(xv) General Atlantic GenPar (Lux) SCSp, a Luxembourg special limited partnership ("GA GenPar Lux");
(xvi) General Atlantic (Lux) S.a r.l., a Luxembourg private limited liability company ("GA Lux");
(xvii) General Atlantic GenPar (Bermuda), L.P., a Bermuda exempted limited partnership ("GenPar Bermuda");
(xviii) General Atlantic Partners 100, L.P., a Delaware limited partnership ("GAP 100");
(xix) General Atlantic (SPV) GP, LLC, a Delaware limited partnership ("GA SPV");
(xx) General Atlantic GenPar, L.P., a Delaware limited partnership ("GA GenPar");
(xxi) General Atlantic (DLO), L.P., a Delaware limited partnership ("GA DLO")

Each of the foregoing is referred to as a Reporting Person and collectively as the "Reporting Persons." GAP Bermuda IV, GAP Bermuda EU, GAP Lux, GA Coop LP and GAP 100 are collectively referred to as the "GA Funds." GAPCO III, GAPCO IV, GAPCO V and GAPCO CDA are collectively referred to as the "Sponsor Coinvestment Funds."

The address of GAP (Bermuda) LP, GenPar Bermuda, GAP Bermuda IV, GA Coop LP and GAP Bermuda EU is c/o Conyers Client Services (Bermuda) Limited, Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. The address of GA DO and GA Coop UA is Gustav Mahlerlaan 308, 1082 ME, Amsterdam, The Netherlands. The address of GA DO SPV GP and GA DO SPV is c/o Conyers Trust Company (Cayman) Limited, SIX, 2nd Floor, Cricket Square, PO Box 2681, Grand Cayman KY1-1111, Cayman Islands. The address of GA Lux, GA GenPar Lux, and GAP Lux is 412F, Route d'Esch, L-1471 Luxembourg. The address of each of the Sponsor Coinvestment Funds, GA DLO, GAP 100, GAP SPV, GA GenPar and GA LP is c/o General Atlantic Service Company, L.P., 55 East 52nd Street, 33rd Floor, New York, NY 10055.

Each of the Reporting Persons is engaged in acquiring, holding and disposing of interests in various companies for investment purposes.

GA DO is a wholly owned subsidiary of GA Coop UA. GA DO is the sole member of GA DO SPV GP. GA DO SPV GP is the general partner of GA DO SPV. The GA Funds, other than GAP 100, and the Sponsor Coinvestment Funds share beneficial ownership of the shares of Class A common shares held of record by GA DO. The GA Funds, other than GAP Bermuda IV and GA Coop LP, and the Sponsor Coinvestment Funds share beneficial ownership of the shares of Class A common shares held of record by GA DLO. GA SPV is the general partner of GA DLO. General Atlantic GenPar is the general partner of GAP 100. GA LP, which is controlled by the Partnership Committee of GASC MGP LLC (the "GA Partnership Committee"), is the sole member of GA SPV, the managing member of GAPCO III, GAPCO IV and GAPCO V and the general partner of GAPCO CDA and GA GenPar. The general partner of GAP Lux is GA GenPar Lux and the general partner of GA GenPar Lux is GA Lux. The general partner of GAP Bermuda IV and GAP Bermuda EU and the sole shareholder of GA Lux is GenPar Bermuda. GAP (Bermuda) LP, which is also controlled by the GA Partnership Committee, is the general partner of GenPar Bermuda and GA Coop LP. As of the date hereof, there are six members of the GA Partnership Committee. By virtue of the foregoing, the Reporting Persons may be deemed to share voting power and the power to direct the disposition of the shares that each owns of record. Each of the members of the GA Partnership Committee disclaims ownership of the Class A common shares reported herein except to the extent that he has a pecuniary interest therein. The information required by General Instruction C to Schedule 13D is attached hereto as Schedule A and is hereby incorporated by reference. The present principal occupation or employment of each of the members of the GA Partnership Committee is as a managing director of GA LP.
Residence or business address: See Item 2(a).
Present principal occupation or employment: See Item 2(a).
Criminal convictions in the last five years: None of the Reporting Persons and none of the individuals listed on Schedule A have, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: See Item 2(d).
Citizenship: See Item 2(a).

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: No material change.

## Item 4. Purpose of Transaction
Purpose of transaction: No material change.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and supplemented as follows:

The percentages used herein are calculated based upon on an aggregate of 172,183,455 Class A common shares reported by the Company to be outstanding as of June 30, 2026, as reported by the Company in its Unaudited Condensed Consolidated Interim Financial Statements as of and for the three and six months ended June 30, 2026 and 2025 and as of December 31, 2025, filed with the U.S. Securities and Exchange Commission as Exhibit 99.2 to Form 6-K on August 13, 2026.

By virtue of the fact that (i) the GA Funds and the Sponsor Coinvestment Funds contributed the capital to fund the purchases, and share beneficial ownership, of the Class A common shares reported herein, (ii) GAP (Bermuda) LP is the general partner of GenPar Bermuda, and GenPar Bermuda is the general partner of GAP Bermuda EU and GAP Bermuda IV, and is the sole shareholder of GA Lux, (iii) GA Lux is the general partner of GA GenPar Lux and GA GenPar Lux is the general partner of GAP Lux, (iv) GAP Lux has appointed Carne Global Fund Management (Luxembourg) S.A. (the "AIFM") as the alternative investment fund manager of GAP Lux pursuant to an alternative investment fund management agreement to undertake all functions required of an external alternative investment fund manager under the Luxembourg law of 12 July 2013 on alternative investment fund managers, as amended from time to time and GAP Lux has also entered into a delegated portfolio management and distribution agreement with the AIFM and General Atlantic Service Company, L.P. ("GASC") in order to appoint GASC to act as the portfolio manager of GAP Lux, (v) GA LP is the sole member of GA SPV, the managing member of GAPCO III, GAPCO IV and GAPCO V, the general partner of GAPCO CDA and GA GenPar, and (vi) the members of the Partnership Committee control the investment decisions of GA LP, GAP (Bermuda) LP and, with respect to GAP Lux, GASC, the Reporting Persons may be deemed to have the power to vote and direct the disposition of the Class A common shares owned of record by GA DO and GA DLO. As a result, as of the date hereof, each of the Reporting Persons may be deemed to beneficially own the Class A common shares indicated on row (11) on such Reporting Person's cover page included herein, or the approximate percentage of the aggregate amount of Class A common shares indicated on row (13) on such Reporting Person's cover page included herein.
Number of shares as to which each person has sole or shared power to vote or dispose: Each of the Reporting Persons has the shared power to vote or direct the vote and the shared power to dispose or to direct the disposition of the Class A common shares indicated on such Reporting Person's cover page included herein.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Statement is hereby amended and supplemented as follows:

Except as set forth below, to the knowledge of the Reporting Persons, none of the
Reporting Persons nor any person named in Schedule A has effected any transaction in the Class A common shares during the past 60 days.

On August 17, 2026, GA DO sold an aggregate of 9,842,559 Class A common shares in open market transactions at an average price of $13.60 per share.
Other persons with the right to receive dividends or sale proceeds: No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: No material change.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 1: Agreement relating to the filing of the joint acquisition statements as required by Rule 13d-1(k)(1) under the Exchange Act (previously filed). https://www.sec.gov/Archives/edgar/data/1846832/000095014225002413/eh250674293_ex01.htm

## Signatures
- GENERAL ATLANTIC, L.P.: /s/ Michael Gosk, Michael Gosk, Managing Director (08/19/2026)
- General Atlantic DO B.V.: /s/ I.M. van der Hoorn, I.M. van der Hoorn, Director A (08/19/2026)
- General Atlantic DO B.V.: /s/ J.V. Lepeltak, J.V. Lepeltak, Director B (08/19/2026)
- General Atlantic (DO) SPV GP, LLC: /s/ I.M. van der Hoorn, I.M. van der Hoorn, Director A of General Atlantic DO B.V., its sole member (08/19/2026)
- General Atlantic (DO) SPV GP, LLC: /s/ J.V. Lepeltak, J.V. Lepeltak, Director B of General Atlantic DO B.V., its sole member (08/19/2026)
- General Atlantic (DO) SPV, L.P.: /s/ I.M. van der Hoorn, I.M. van der Hoorn, Director A of General Atlantic DO B.V., the sole member of General Atlantic (DO) SPV GP, LLC, its general partner (08/19/2026)
- General Atlantic (DO) SPV, L.P.: /s/ J.V. Lepeltak, J.V. Lepeltak, Director B of General Atlantic DO B.V., the sole member of General Atlantic (DO) SPV GP, LLC, its general partner (08/19/2026)
- General Atlantic Cooperatief U.A.: /s/ I.M. van der Hoorn, I.M. van der Hoorn, Director A (08/19/2026)
- General Atlantic Cooperatief U.A.: /s/ J.V. Lepeltak, J.V. Lepeltak, Director B (08/19/2026)
- General Atlantic Partners (Bermuda) IV, L.P.: /s/ Michael Gosk, Michael Gosk, Managing Director of GAP (Bermuda) GP LIMITED, the GP of GAP (Bermuda) L.P., the GP of General Atlantic GenPar (Bermuda), L.P., its GP (08/19/2026)
- General Atlantic Partners (Bermuda) EU, L.P.: /s/ Michael Gosk, Michael Gosk, Managing Director of GAP (Bermuda) GP Limited, the GP of GAP (Bermuda) L.P., the GP of General Atlantic GenPar (Bermuda), L.P, its GP (08/19/2026)
- General Atlantic Partners (Lux) SCSp: /s/ Ingrid van der Hoorn, Ingrid van der Hoorn, Manager A of General Atlantic (Lux) S.a r.l., the general partner of General Atlantic GenPar (Lux) SCSp, its general partner (08/19/2026)
- General Atlantic Partners (Lux) SCSp: /s/ William Blackwell, William Blackwell, Manager B of General Atlantic (Lux) S.a r.l., the general partner of General Atlantic GenPar (Lux) SCSp, its general partner (08/19/2026)
- General Atlantic Cooperatief, L.P.: /s/ Michael Gosk, Michael Gosk, Managing Director of GAP (Bermuda) GP Limited, the general partner of GAP (Bermuda) L.P., its general partner (08/19/2026)
- GAP (Bermuda) L.P.: /s/ Michael Gosk, Michael Gosk, Managing Director of GAP (Bermuda) GP Limited, its general partner (08/19/2026)
- GAP Coinvestments III, LLC: /s/ Michael Gosk, Michael Gosk, Managing Director of General Atlantic, L.P., its managing member (08/19/2026)
- GAP Coinvestments IV, LLC: /s/ Michael Gosk, Michael Gosk, Managing Director of General Atlantic, L.P., its managing member (08/19/2026)
- GAP Coinvestments V, LLC: /s/ Michael Gosk, Michael Gosk, Managing Director of General Atlantic, L.P., its managing member (08/19/2026)
- GAP Coinvestments CDA, L.P.: /s/ Michael Gosk, Michael Gosk, Managing Director of General Atlantic, L.P., its general partner (08/19/2026)
- General Atlantic GenPar (Lux) SCSp: /s/ Ingrid van der Hoorn, Ingrid van der Hoorn, Manager A of General Atlantic (Lux) S.a r.l., its general partner (08/19/2026)
- General Atlantic GenPar (Lux) SCSp: /s/ William Blackwell, William Blackwell, Manager B of General Atlantic (Lux) S.a r.l., its general partner (08/19/2026)
- General Atlantic (Lux) S.a r.l.: /s/ Ingrid van der Hoorn, Ingrid van der Hoorn, Manager A (08/19/2026)
- General Atlantic (Lux) S.a r.l.: /s/ William Blackwell, William Blackwell, Manager B (08/19/2026)
- General Atlantic GenPar (Bermuda), L.P.: /s/ Michael Gosk, Michael Gosk, Managing Director of GAP (Bermuda) GP Limited, the general partner of GAP (Bermuda) L.P., its general partner (08/19/2026)
- General Atlantic Partners 100, L.P.: /s/ Michael Gosk, Michael Gosk, Managing Director of General Atlantic, L.P., the general partner of General Atlantic GenPar, L.P., its general partner (08/19/2026)
- General Atlantic (SPV) GP, LLC: /s/ Michael Gosk, Michael Gosk, Managing Director of General Atlantic, L.P., its sole member (08/19/2026)
- General Atlantic GenPar, L.P.: /s/ Michael Gosk, Michael Gosk, Managing Director of General Atlantic, L.P., its general partner (08/19/2026)
- General Atlantic (DLO), L.P.: /s/ Michael Gosk, Michael Gosk, Managing Director of General Atlantic (SPV) GP, LLC, its general partner (08/19/2026)